February 17, 2015

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Calvert Social Index Series, Inc.
File numbers 333-34122 and 811-09877

Ladies and Gentlemen:
As Counsel to Calvert Social Index Series, Inc. (the "Fund"), it is my opinion, based upon an examination of the Fund’s Articles of Incorporation and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 28 of the fund will, when sold, be legally issued, fully paid and non-assessable.
Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund’s Post-Effective Amendment No. 28 to its Registration Statement.
Sincerely,

/s/Ivy Wafford Duke
Ivy Wafford Duke
Deputy General Counsel